UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
_______________
Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐ ☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Madrid, June 22nd 2007

SPANISH SECURITIES
EXCHANGE COMISION (CNMV)
 Pº de la Castellana, nº 19
28046 Madrid

Dear sir,

I am pleased to inform you that the General Shareholders’ Meeting of Endesa - which took place on June 20, 2007 – approved the appointment of Mr. Borja Prado Eulate and Mr. Fernando d´Ornellas Silva as Directors of the Company.

Additionally, I notify you that Mr. Alonso Ureba, Mr. Fernández Cuevas, Mr. Fernández Norniella, Mr. González-Gallarza Morales and Mr. Ríos Navarro are no longer members of the Board of Directors of Endesa S.A. as all of them have concluded their second and last term as Directors.
Finally and according to the decision taken by the Board of Directors of Endesa S.A. on June 21, 2007, Mr. Prado Eulate and Mr. d´Ornellas Silva were appointed members of the Executive Committee, the Appointments and Remuneration Committee as well as the Audit and Compliance Committee; Mr. Ramos Gascón was appointed member of the Executive Committee; and, Mr. Quintás Seone was appointed Chairman of the Appointments and Remuneration Committee.
Consequently, the composition of the Board of Directors, the Executive Committee, the Audit and Compliance Committee, and, the Appointments and Remuneration Committee of Endesa S.A. is the following:

BOARD OF DIRECTORS:
MR. MANUEL PIZARRO MORENO - CHAIRMAN
MR. RAFAEL MIRANDA ROBREDO - CEO
MR. MIGUEL BLESA DE LA PARRA – MEMBER OF THE BOARD
MR. FERNANDO d’ORNELLAS SILVA - MEMBER OF THE BOARD
MR. BORJA PRADO EULATE - MEMBER OF THE BOARD
MR. JUAN RAMÓN QUINTÁS SEOANE - MEMBER OF THE BOARD
MR. FRANCISCO JAVIER RAMOS GASCÓN - MEMBER OF THE BOARD
MR. ALBERTO RECARTE GARCÍA-ANDRADE - MEMBER OF THE BOARD
MR. JUAN ROSELL LASTORTRAS - MEMBER OF THE BOARD
MR. JOSÉ SERNA MASIÁ - MEMBER OF THE BOARD
MR. SALVADOR MONTEJO VELILLA – BOARD SECRETARY (NON MEMBER)

EXECUTIVE COMMITTEE:
MR. MANUEL PIZARRO MORENO - CHAIRMAN
MR. RAFAEL MIRANDA ROBREDO - CEO
MR. MIGUEL BLESA DE LA PARRA – COMITTE MEMBER
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. FRANCISCO JAVIER RAMOS GASCÓN - COMITTE MEMBER D SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

APPOINTMENTS AND REMUNERATION COMMITTEE:
MR. JUAN RAMÓN QUINTÁS SEOANE - CHAIRMAN
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. JUAN ROSELL LASTORTRAS - COMITTE MEMBER
MR. SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

AUDIT AND COMPLIANCE COMMITTEE
MR. JOSÉ SERNA MASIÁ - CHAIRMAN
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. FRANCISCO JAVIER RAMOS GASCÓN - COMITTE MEMBER
MR. ALBERTO RECARTE GARCÍA-ANDRADE - COMITTE MEMBER
MR. SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

Yours faithfully,

Salvador Montejo Velilla
Board Secretary